

December 17, 2010

<u>Via Facsimile and U.S. Mail</u>

Daniel Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

> **Re:** **J.Crew Group, Inc.**
> **Schedule 13E-3 filed December 6, 2010**
> **File No. 5-81886**
> **Schedule 14A filed December 6, 2010**
> **File No. 1-32927**

Dear Mr. Sternberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note the disclosure under Item 3 of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

2. Please remove the disclosure disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

3. General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to each executive officer and director of the issuer, TPG and the Leonard Green entities. This would include, without limitation, the information required by Item 1005(a) through (c) and (e) and by Item 1008 of Regulation M-A.

Schedule 14A

4. We note that the section Cautionary Statements appears after the Summary Term Sheet. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Recommendation of Our Board and Special Committee…, page 3

5. We note that the board believes that the merger is both procedurally and substantively fair to "the stockholders of the Company other than the Rollover Investors and Parent Affiliates," which includes affiliates of the issuer such as officers and directors. Refer to Item 1014(a) of Regulation M-A, which requires a fairness determination targeted towards unaffiliated shareholders. Please revise to consistently state whether the board believes the merger is fair to unaffiliated shareholders of the issuer.

Special Factors, page 16

Background of the Merger, page 18

6. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Perella Weinberg during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. For example, it appears that Perella Weinberg made a

presentation on November 1, 2010. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

7. We note that Goldman Sachs has prepared various financial analyses for the issuer over the past few years. Please further describe these analyses, and if the board, financial advisor or any of the filing persons considered Goldman's analysis, then it appears that each analysis is materially related to the going private transaction and must be summarized and filed as an exhibit to the Schedule 13E-3. In addition, it appears that Goldman Sachs has provided an analysis of a potential recapitalization; please summarize and file this report. Further, we note that Goldman is also financing the transaction; please note that any independent financial analysis conducted by any of the lenders in connection with the transaction is also a materially related report under Item 1015 of Regulation M-A.

Recommendation of Our Board of Directors and Special Committee; Reasons…, page 35

8. For each filing person, please state the reasons for undertaking the Rule 13e-3 transaction at this particular time, as compared to another time in the operating history of the company. Refer to Item 1013(c) of Regulation M-A.

Recommendation of the Company's Board of Directors, page 40

9. Please revise to address whether the board determined that the transaction is both substantively and procedurally fair to unaffiliated shareholders. In addition, please revise to discuss in reasonable detail the factors upon which the board's fairness determination is based or state that the board expressly adopts the special committee's conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A.

Positions of TPG VI, the Leonard Green Entities, Parent and Merger Sub…, page 50

10. Please revise to discuss in reasonable detail the factors upon which the each filing person's fairness determination is based or state that each filing person expressly adopts the special committee's conclusion and analysis to fulfill this disclosure obligation. Please similarly revise the discussion under "Position of the MD Parties."

11. Please revise to omit references to an "arms'-length" negotiation since this is a going-private transaction by affiliates.

Opinion of Perella Weinberg, Financial Advisor to the Special Committee, page 41

12. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average, mean or median values calculated for enterprise value and 2010, 2011, and LTM EBITDA. Please include comparable information for the issuer, including any projections or forecasts, if the financial advisor considered this information, or revise to clarify that the projections disclosed on pages 57-58 were the only projections considered by the financial advisor. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or ranges were used in each analysis.

13. Please provide us with a copy of the engagement letter with Perella Weinberg.

Historical Stock Trading, page 45

14. Describe the companies in the S&P Retail Index. Please also disclose the stock prices for the companies in the equal weighted index and the S&P Retail Index.

Alternatives to Merger, page 56

15. We note that an alternative sales process, continuing as a stand-alone company, conducting a stock repurchase, implementing a dividend or undertaking a recapitalization were considered as alternatives. Please revise to describe each filing person's reasons for rejecting each of the alternatives. Refer to Item 1013(b) of Regulation M-A.

Financing of the Merger, page 58

16. For each bullet point on page 58, please revise to quantify the amounts of funds that will be used from each of the financing sources, including the amount of the issuer's cash that will be used to complete the merger.

 Certain Material United States Federal Income Tax Consequences, page 75

17. Please describe the federal income tax consequences of the merger to each filing person. See Item 1013(d) of Regulation M-A.

Common Stock Ownership of Management and Certain Beneficial…, page 104

18. In your next amendment, please disclose the beneficial ownership information before and after the merger as of the most recent practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions